ADVANCED PHOTONIX, INC.
2925 Boardwalk
Ann Arbor, Michigan 48104

Tel (734) 864-5600
Fax (734) 998-3474

ROBIN RISSER

March 12, 2010

VIA EDGAR

Gary Todd, Accounting Reviewer
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advanced Photonix, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2009, Filed June 29, 2009
Form 10-Q for the Quarterly Period Ended December 25, 2009
File No. 1-11056

Dear Mr. Todd:

We acknowledge receipt of the Securities and Exchange Commission’s comment letter dated March 4, 2010, File Number 1-11056. We are in the process of drafting our response and anticipate filing it by March 31, 2010.

Sincerely,

/s/ Robin Risser
of ADVANCED PHOTONIX, INC.

Cc:	Kristin Lochhead Brian Cascio Acct. Branch Chief